420 Harvey Holdings, LLC

THIRD AMENDED AND RESTATED

OPERATING AGREEMENT

This SECOND AMENDED AND RESTATED OPERATING AGREEMENT of **420 Harvey Holdings, LLC**, a Michigan limited liability company (the "**Company**"), dated effective as of May 18, 2023 (this "**Agreement**"), is entered into by and between each of the Persons (as hereinafter defined), as Members (as hereinafter defined), and is acknowledged by the Company.

R E C I T A L S :

WHEREAS, the Company was formed as a limited liability company pursuant to the Michigan Limited Liability Company Act (MCLS § 450.4101 et seq.) (as amended from time to time the "**Act**"), for the purposes and upon the terms and conditions set forth herein;

WHEREAS, the Members desire that the Company transact or engage in any business that may be conducted in limited liability company form and transact or engage in such other activities relating or incidental to such business as are reasonable in the opinion of the Members to further such business (the "**Business**") upon the terms and conditions set forth herein;

WHEREAS, this Amended and Restated Operating Agreement amends and restates in its entirety the Company's previous operating agreement.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

For purposes of this Agreement, the following terms have the meanings ascribed to such terms below:

"**Act**" has the meaning set forth in the Recitals.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Tax Year, after giving effect to the following adjustments:

(a) Credit to such Member's Capital Account any amounts that such Member is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b) Debit to such Member's Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"**Affiliate**" means with respect to any Person, a Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition and for the definition of "Subsidiary," "control" (including with correlative meanings, the terms "controlling", "controlled by," and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

"**Agreement**" has the meaning set forth in the Preamble.

"**Articles of Organization**" means the Articles of Organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Michigan Department of Licensing and Regulatory Affairs pursuant to the Act.

"**Board**" has the meaning set forth in Section 7.1.

"**Business**" has the meaning set forth in the Recitals.

"**Business Day**" means any day other than a Saturday, Sunday, or other day on which the banks are required or authorized by Law to be closed in the State of Michigan.

"**Capital Account**" has the meaning set forth in Section 5.7.

"**Capital Contribution**" means any and all contributions made by a Member to the capital of the Company, whenever made, in exchange for Units. Capital Contributions must be made in accordance with Section 5.4.

"**Cause**" means, with respect to an Officer or Manager (each a "Managerial Employee"), (i) the continued failure by a Managerial Employee to devote reasonable time and effort to the performance of his or her duties (other than a failure resulting from the Managerial Employee's incapacity due to physical or mental illness the duration of which is less than sixty (60) days on a consecutive basis or one hundred twenty (120) days on an aggregate basis in any 365-day period) after written demand for improved performance has been delivered to the Managerial Employee by the Company which specifically identifies how the Managerial Employee has not devoted reasonable time and effort to the performance of his or her duties (provided that no such demand shall be required if demand has previously been provided with respect to a substantially similar failure), (ii) the willful engaging by the Managerial Employee in misconduct which is substantially injurious to the Company, monetarily or otherwise or (iii) the Managerial Employee's conviction for committing an act of fraud, embezzlement, theft, or other act constituting a felony. A termination for Cause shall not include a termination attributable to (i) bad judgment or negligence on the part of the Managerial Employee other than sustained or habitual negligence, or (ii) an act or omission believed by the Managerial Employee in good faith to have been in, or not opposed to, the best interests of the Company and reasonably believed by the Managerial Employee to be lawful.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the corresponding provisions of any future federal tax Law.

"**Class A Common Units**" has the meaning set forth in Section 5.1(a).

"**Class B Common Units**" has the meaning set forth in Section 5.1(b).

"**Class A Preferred Units**" has the meaning set forth in Section 5.1(c).

"Class B Preferred Units" has the meaning set forth in Section 5.1(d).

"**Company**" has the meaning set forth in the Preamble.

"**Company Minimum Gain**" has the meaning of "partnership minimum gain" set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

"**Confidential Information**" means information disclosed to a Member or Manager or known by a Member or Manager as a consequence of or through his, her, or its relationship with the Company and its Subsidiaries (including information relating to the customers, employees, business methods, public relations methods, organization, procedures, and techniques or finances of the Company and its Subsidiaries). Notwithstanding the foregoing, information will not constitute Confidential Information for the purpose of this Agreement if such information is shown by a Member or Manager to have been (a) in the possession of such Member or Manager (or any of their respective Affiliates) at the time of its disclosure, (b) in the public domain or otherwise generally known to the industry in which the Company operates (either prior to or after the furnishing of such information hereunder) through no fault of such Member or Manager (or any of their respective Affiliates) or any other Person subject to a confidentiality obligation or duty, or (c) later acquired by such Member or Manager from another source not Affiliated with such Member or Manager if such source is not under an obligation to another party, including the Company, to keep such information confidential.

"**Co-Sale Participant(s)**" has the meaning set forth in Section 4.5(a).

"**CPAR Addendum**" means an addendum to this Operating Agreement addressing the IRS Centralized Partnership Audit Rules.

"**Depreciation**" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to the Company's assets for such year or other period for federal income tax purposes, except that if the Gross Asset Value of any asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation with respect to such asset will be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to such asset for such year or other period bears to such beginning adjusted tax basis; *provided, however*, that if the federal income tax depreciation, amortization, or other cost recovery deduction with respect to such asset for such year is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using a reasonable method selected by the Board.

"**Distributable Profits**" means, with respect to any period, the net profits of the Company (and any Subsidiaries) as determined by the Board from time to time in its reasonable discretion.

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Fiscal Year**" means the calendar year, or in the case of the first and the last fiscal years of the Company, the fraction thereof commencing on the date on which the Company is formed under the Act or ending on the date on which the winding up of the Company is completed, as the case may be.

"**GAAP**" means United States generally accepted accounting principles, as applied by the Company in the preparation of its most recently completed audited financial statements.

"**Governmental Entity**" means any nation, state, province, county, city, or political subdivision and any official, agency, arbitrator, authority, court, department, commission, board, bureau, instrumentality, or other governmental entity of any thereof, whether domestic or foreign.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset (computed without taking Code Section 7701(g) into account) without reduction for liabilities, as reasonably determined in good faith by the Board;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values without reduction for liabilities, as reasonably determined in good faith by the Board taking Section 7701(g) of the Code into account, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (ii) the distribution by the Company to a Member of more than a de minimis amount of assets as consideration for an interest in the Company, and (iii) the liquidation of the Company within the meaning of Regulations 1.704-1(b)(2)(ii)(g); *provided, however*, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value without reduction for liabilities of such asset on the date of distribution (computed without taking Code Section 7701(g) into account) as reasonably determined in good faith by the Board; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation 1.704-1(b)(2)(iv)(m) and Section 6.2(g); *provided, however*, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Board determines that an adjustment pursuant to subsection (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsections (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"**Indebtedness**" means (a) indebtedness for borrowed money, the deferred purchase price of property or services or under any financing lease, and (b) other indebtedness evidenced by a note, bond, debenture, or similar instrument or secured by any Lien or property (in the case of (a) and (b) other than current trade liabilities and travel advances in the ordinary course of business in amounts that are not material).

"**Indemnified Persons**" has the meaning set forth in Section 14.1(a).

"**Interest**" means, with respect to any Member as of any time, the limited liability company interest in the Company of such Member, which includes the number of Units such Member holds, all rights with respect thereto and any capital accounts associated therewith.

"**IRS**" means the Internal Revenue Service or other delegate of the Secretary of the Treasury of the United States.

"**Law**" means any constitution, act, statute, law (including common law), ordinance, treaty, rule, or regulation of any Governmental Entity.

"**Lien**" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing).

"**Losses**" means any and all losses, liabilities, damages, assessments, fines, judgments, costs, and expenses, including reasonable attorney's fees.

"**Majority Manager Vote**" means the vote or written consent of at least two of the three Managers. In the event there are only two Managers, any Board vote or written consent will require the unanimous approval of both Managers.

"**Majority Member Vote**" means the vote or written consent of 51% of the voting power held by the Members. Until such time as there are three Managers on the Board, the Majority Member Vote will require the unanimous vote of the Class A Common Members. If at any time, the Board vote is deadlocked, the Majority Member Vote will require the consent of a majority of the Class B Common Members.

"**Member**" means each Person admitted as a Member pursuant to the terms of this Agreement.

"**Membership Interest**" means the Percentage Interest in the Company held by the Members.

"**Member Nonrecourse Debt**" has the meaning of "partner nonrecourse debt" set forth in Section 1.704-2(b)(4) of the Regulations.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"**Net Profit**" or "**Net Loss**" means, for each Fiscal Year, an amount equal to the Company taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing such Net Profit or Net Loss shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B), or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and which are not otherwise taken into account in computing such Net Profit or Net Loss, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (d) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profit or Net Loss;

(d) Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) Notwithstanding anything to the contrary in the definition of the terms "*Net Profit*" and "*Net Loss,*" any items which are specially allocated pursuant to Section 10.3 hereof shall not be taken into account in computing such Net Profit or Net Loss pursuant to this definition.

"**Nonrecourse Deductions**" has the meaning set forth in Section 1.704-2(b)(l) of the Regulations.

"**Offering Member**" has the meaning set forth in Section 4.4(a).

"**Officer**" means each Person designated as an officer of the Company pursuant to Section 7.7 for so long as such Person remains an officer pursuant to the provisions of Section 7.7.

"**Partnership Representative**" means the partnership representative of the Company from time to time determined in accordance with the CPAR Addendum.

"**Percentage Interest**" means, as of the date of determination (a) with respect to any Member and particular class or series of Unit, that percentage corresponding with the ratio that such Member's number of Units within such class or series bears to the total outstanding number of Units of such class or series held by all Members and (b) with respect to any Member and all Units, that percentage corresponding with the ratio that such Member's Membership Interests represented by its Units bears to the total Membership Interests of all Members represented by their outstanding Units, in each case, as set forth in Schedule A, as amended from time to time by the Board.

"**Person**" means any individual, firm, corporation, limited liability company, company, trust, incorporated or unincorporated association, joint venture, joint stock company, or other entity of any kind, and will include any successor (by merger, consolidation, or otherwise) of such entity.

"**Regulations**" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including provisions of succeeding regulations).

"**ROFR Interest**" has the meaning set forth in Section 4.4(a).

"**ROFR Notice**" has the meaning set forth in Section 4.4(a).

"**ROFR Percentage**" has the meaning set forth in Section 4.4(b).

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Subsidiary**" means, with respect to any Person, an Affiliate controlled by such Person directly, or indirectly through one (1) or more intermediaries, where "controlled" has the meaning in the definition of "Affiliate."

"**Tax Distribution**" is defined in Section 10.8(b).

"**Tax Year**" means the tax year of the Company, which shall be the calendar year.

"**Third Party**" means any Person that is not an Affiliate of a Member.

"**Transfer**" means to sell, assign, convey, pledge, mortgage, encumber, hypothecate, or otherwise to dispose of all or any portion of the ownership interest or other rights in question, irrespective of the whether any of the foregoing are affected voluntarily or involuntarily, directly or indirectly, by merger, sale of equity, operation of Law, or otherwise. The terms "**Transferred**", "**Transferor**", "**Transferee**", and similar variations shall have correlative meanings.

"**Transfer Notice**" has the meaning set forth in Section 4.5(a).

"**Unit**" means a unit representing an Interest in the Company.

"**Unit Certificate**" has the meaning set forth in Section 5.6.

"**Withheld Amount**" has the meaning set forth in Section 10.9(c).

ARTICLE II
FORMATION AND PURPOSE

2.1 <u>Formation.</u> The Company was formed by the filing of the Articles of Organization with the Michigan Department of Licensing and Regulatory Affairs. The rights and liabilities of the Members will be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement, to the extent permitted by the Act, will control.

2.2 <u>Name.</u> The name of the Company is 420 Harvey Holdings, LLC. The Business may be conducted under that name or, upon compliance with applicable Laws, any other name that the Board deems appropriate or advisable. The Board will file, or will cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board considers appropriate or advisable

2.3 <u>Principal Offices.</u> The principal place of business of the Company shall be located at such place as the Board may determine from time to time, and the Company shall have other offices and operations as the Board may determine from time to time.

2.4 <u>Registered Office/Agent.</u> The registered office required to be maintained by the Company in the State of Michigan pursuant to the Act is 1001 Woodward Avenue, Suite 05-A117, Detroit, MI 48226. The name and address of the registered agent of the Company pursuant to the Act is Mackewich, PLLC, 1001 Woodward Avenue, Suite 05-A117, Detroit, MI 48226. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the Board's discretion.

2.5 <u>Term.</u> The term of the Company will continue until the Company is dissolved as hereinafter provided. The existence of the Company as a separate legal entity will continue until cancellation of the Articles of Organization as provided in the Act.

2.6 <u>Purpose and Powers of the Company.</u> The purpose of the Company is to engage in any lawful business, purpose, or activity for which limited liability companies may be formed under the Act. The Company will have the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of such purposes, and for the protection of its business.

2.7 <u>Real Estate.</u> The Members acknowledge that the real estate located at 420 S Harvey St, Muskegon, MI 49442 ("Real Estate") is leased by the Company and is owned by 420 S. Harvey Rental and Storage, LLC. The Member acknowledge that their ownership interest in the Company does not provide them with any right, title or interest in 420 S. Harvey Rental and Storage, LLC. The Members covenant and agree, notwithstanding anything to the contrary contained herein or any other document between the parties, now or in the future, that the Real Estate shall be subordinate to all current or future third-party financing that may be entered into by the Company or 420 S. Harvey Rental and Storage, LLC ("Financing") and that the Members shall timely execute any documents to effectuate the foregoing.

2.8 <u>Foreign Qualification.</u> Prior to the Company doing business in any jurisdiction other than the State of Michigan, the Board will cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction if the nature of its business makes such qualification necessary. At the request of the Board, each Member will execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company may conduct business.

ARTICLE III
MEMBER REPRESENTATIONS AND WARRANTIES

Each Member, severally but not jointly, represents and warrants to the Company and each other Member as follows:

3.1 <u>Organization and Qualification.</u> Such Member (a) is duly incorporated or organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted and (b) is duly qualified or licensed as a foreign corporation to do business, and in good standing, in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that would not prevent or materially hinder the performance of the actions contemplated by this Agreement.

3.2 <u>Authority.</u> Such Member has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery, and performance by such Member of this Agreement and the consummation by such Member of the transactions contemplated hereby have been duly and validly authorized by all requisite action on its part. This Agreement has been duly executed and delivered by such Member and constitutes the legal, valid, and binding obligation of such Member, enforceable against such Member in accordance with its terms. except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3 <u>No Conflict.</u> The execution, delivery, and performance by such Member of this Agreement do not and will not (a) conflict with or violate its articles of organization or operating agreement or equivalent documents, if applicable, (b) conflict with or violate any Law applicable to such Member or by which any property or asset of such Member is bound or affected, or (c) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to any Person any rights pursuant to, any contract, agreement, or arrangement by which such Member is bound, except, in the case of the foregoing clauses (b) or (c), for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially hinder the performance of the actions contemplated by this Agreement.

3.4 <u>Governmental Consents and Approvals.</u> Such Member is not required to file, seek, or obtain any notice, authorization, approval, order, permit, or consent of or with any Governmental Entity in connection with the execution, delivery, and performance by such Member of this Agreement or the performance of the transactions contemplated hereby.

3.5 <u>Own Account.</u> Such Member represents and agrees that the Units acquired pursuant hereto will be acquired for such Member's own account, for investment purposes only, and not with a view to the distribution or resale thereof, and that such Member has no present intention of selling, granting participation in, or otherwise distributing the Units. Each Member further represents that it does not have any contract, undertaking, agreement, or arrangement with any Person to sell, transfer, or grant participations to such Person, or to any third Person, with respect to its Units in the Company.

3.6 <u>Expertise.</u> Such Member further represents that it has such knowledge, experience, and sophistication in financial and business matters generally as to be capable of evaluating the merits and economic risks of acquiring and holding the Units and that such Member is able to bear all such economic risks now and in the future.

3.7 <u>Awareness of Economic Risk.</u> Such Member understands that it must bear the economic risk of such Member's investment in the Company for an indefinite period of time because the Units have not been registered under the Securities Act or any state or other securities laws, and cannot be sold, assigned, transferred, pledged, or otherwise disposed of unless so registered under the Securities Act and applicable state or other securities laws or unless an exemption from the registration requirements thereof is available.


ARTICLE IV
ADMISSION OF MEMBERS; TRANSFERS


4.1 <u>Admission of Members.</u>

(a) New Members (other than Transferees) shall be admitted to the Company only by Majority Member Vote on terms and conditions which are consistent with this Agreement, the Company's Articles of Organization, the Act, and any applicable provision of Law. Any such new Members shall be issued Units and shall participate in the management, profits, losses, and distributions of the Company on such terms and with such amendments to this

Agreement as are approved by Majority Member Vote. No Units will be sold or issued by the Company until all applicable governmental and third-party consents and authorizations are obtained, including without limitation the Michigan Cannabis Regulatory Agency, or successor agency, and any municipality in which the Company has a local marijuana license.

(b) A Transferee will be admitted as a substitute or additional Member only if the Transfer of the Units to such Transferee is made in compliance with all the requirements of Article IV (including, but not limited to, the requirement that such Transferee become a party to this Agreement), and the Transferee complies with all of the terms of this Agreement applicable to it and such Transferee pays any reasonable expenses in connection with such Transferee's admission as a Member. No Transferee will be admitted as a substitute or additional Member until all applicable governmental and third-party consents and authorizations are obtained, including without limitation the Michigan Cannabis Regulatory Agency and any municipality in which the Company has a local marijuana license.

4.2 Restrictions on Direct or Indirect Transfer or Encumbrance.

(a) No Member may make or solicit any Transfer of such Member's Interest, other than any Transfer in accordance with this Article IV.

4.3 Improper Transfer or Encumbrance.

(a) Any attempt not in compliance with this Agreement to make any Transfer of all or any portion of a Member's Units shall be null and void and of no force and effect, the purported transferee shall have no rights or privileges in or with respect to the Company, and the Company shall not give any effect in the Company's records to such attempted Transfer.

(b) In case of a Transfer or attempted Transfer of any Interests contrary to the provisions of the Agreement, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and each of the Members from all Losses that such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) in enforcing the provisions of this Agreement.

4.4 Right of First Refusal.

(a) Any Member who wishes to Transfer all (but not less than all) of such Member's Interest (the "Offering Member") as a result of a bona fide offer, or who has reason to believe that an involuntary Transfer or a Transfer by operation of law is reasonably foreseeable, shall first give the Board and each Member written notice of the Offering Member's intent to Transfer such Interest or of the Offering Member's knowledge that such involuntary Transfer or Transfer by operation of law or testamentary Transfer (by will or otherwise) is reasonably foreseeable (the "ROFR Notice"). The ROFR Notice must contain a description of the Interest (expressed in Units) would be so Transferred (the "ROFR Interest"); the cash and non-cash consideration per Unit that would be paid, if any; the terms of Transfer and of any payment of consideration (including, but not limited to, the relative percentages of cash and debt, and the duration, interest rate, and payment schedule of any debt instruments); the name, address (both home and office), and business or occupation of the proposed Transferee (or, if the proposed Transferee is an entity, the individual direct or indirect owner(s) of such Person); and any other facts that are or would reasonably be deemed material to the proposed Transfer.

(b) Upon the receipt of the ROFR Notice, each Member has the right to purchase part or all of the ROFR Interest up to but not exceeding the fraction of the ROFR Interest represented by such Member's ROFR Percentage. "ROFR Percentage" means the percentage derived from a fraction, the numerator of which is the number of Units such Member holds, and the denominator of which is the aggregate number of Units held by all Members who have exercised their right of first refusal with respect to such transaction. If one or more Member chooses to purchase less than all of their ROFR Percentages of the ROFR Interest, then the other Members may increase their purchase amounts according to the same principles. Each Member may exercise this right of first refusal by giving the Manager and the Offering Member written notice within thirty (30) days after receipt of the ROFR Notice.

(c) The Company has the right to purchase any remaining ROFR Interest not purchased by the Members. The Board may cause the Company to exercise its right to purchase the remaining ROFR Interest by giving written notice to each Member and the Offering Member within thirty (30) days after receipt of the ROFR Notice.

(d) If the Members and the Company do not collectively purchase the entire ROFR Interest, then they may not purchase any of the ROFR Interest, and the Offering Member may complete the intended Transfer of all, but not less than all, of the remaining ROFR Interest, on the same terms and conditions, and for the same price, described the ROFR Notice. If such Transfer is not completed within thirty (30) days after expiration of the thirty (30) day period referred to in Sections 4.4(b) and 4.4(c) above, any attempted Transfer will be deemed to be made pursuant to a new transaction and this Section 4.4 shall again apply.

(e) If one or more of the Members and the Company collectively agree to purchase all of the ROFR Interest, then the purchase price per Unit, and the terms of purchase, will be as contained in the ROFR Notice.

(f) The purchase of a ROFR Interest will take place at a closing to be held not later than the thirtieth (30th) day after the expiration of the thirty (30) day period referred to in Sections 4.4(b) and 4.4(c) above. The closing shall be held during normal business hours at such location as the parties select. Upon closing, the Manager shall adjust the Company's books to reflect the Transfer of the ROFR Interest.

4.5 <u>Right of Co-Sale on Transfers by Members.</u>

(a) If the Company and the other Members collectively do not purchase all of the ROFR Interest pursuant to Section 4.4, and the Offering Member proposes to Transfer its entire Interest to a Transferee in accordance with Section 4.4(d), then as a condition of such Transfer, each other Member has the right to sell such Member's entire Interest to such Transferee in the manner set forth in this Section 4.5. Prior to any such Transfer, the Offering Member shall deliver to the Company prompt written notice (the "**Transfer Notice**"), which the Company will forward to the other Members (such other Members, the "Co-Sale Participants"), which notice shall state (i) the name of the proposed Transferee, (ii) the fact that the proposed Transferee desires to purchase the Offering Member's entire Interest, (iii) the proposed purchase price therefor, including a description of any non-cash consideration sufficiently detailed to permit the determination of the fair market value thereof, and (iv) the other material terms and conditions of the proposed Transfer, including the proposed Transfer date (which date may not be less than thirty (30) days after delivery of the Transfer Notice). Such notice must be accompanied by a written offer from the proposed Transferee to purchase all other Interests in the Company at the same price per Unit and on the same terms. Each Co-Sale Participant may Transfer to the proposed Transferee identified in the Transfer Notice its entire Interest by giving written notice to the Company (who shall forward such notice to the other Co-Sale Participants within ten (10) days) and to the Offering Member within the thirty (30) day period after the delivery of the Transfer Notice, which notice shall state that such Co-Sale Participant elects to exercise its rights of co-sale under this Section 4.5. Each Co-Sale Participant shall be deemed to have waived its right of co-sale hereunder if it fails to give notice within the prescribed time period.

(b) In connection with the transaction contemplated by Section 4.5(a), each Co-Sale Participant will agree to make or agree to the same customary representations, covenants, indemnities, and agreements as the Offering Member so long as they are made severally and not jointly and the liabilities thereunder are borne on a pro rata basis based on the consideration to be received by each party; *provided, however*, that any general indemnity given the Offering Member, applicable to liabilities not specific to the Offering Member, to the purchaser in connection with such sale shall be apportioned among the Offering Member and the Co-Sale Participants according to the consideration received by each party and shall not exceed such party's proceeds from the sale; *provided, further*, that any representation made by a Co-Sale Participant shall related only to such Co-Sale Participant and its Units.

(c) The fees and expenses, other than those payable to any Member or any of their respective Affiliates, incurred in connection with a sale under this Section 4.5 and for the benefit of the Offering Member and all Co-Sale Participants (it being understood that costs incurred by or on behalf of a Co-Sale Participant for its sole benefit will not be considered to be for the benefit of all Co-Sale Participants), to the extent not paid or reimbursed by the Company or the Transferee or acquiring Person, shall be shared by the Offering Member and all Co-Sale Participants on a pro rata basis, based on the consideration received by each party; *provided, however*, that no Co-Sale Participant shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transaction consummated pursuant to this Section 4.5 (excluding modest expenditures for postage, copies, etc.).

4.6 <u>Transferees to Execute Agreement.</u> Each Member agrees that it will not, during the term of this Agreement, directly or indirectly, make any Transfer of all or any portion of the Units beneficially owned by such Member unless prior to the consummation of any such Transfer, the Transferee, if not already a Member: (a) executes and delivers this Agreement to the Company and each Member, and (b) delivers to the Company an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that the Transfer would not require registration under the Exchange Act, that the execution of this Agreement or joinder by such proposed

Transferee renders this Agreement a legal, valid, and binding obligation of such proposed Transferee enforceable against such proposed Transferee in accordance with its terms and with respect to such other matters as the Board may reasonably request. Upon the execution and delivery by such proposed Transferee of this Agreement, and if required, the delivery of the opinion of counsel referred to in clause (b) of the preceding sentence, such proposed Transferee shall be deemed a "**Member**" for purposes of this Agreement and shall have the rights and be subject to the obligations of a Member under this Agreement with respect to the Units owned by such proposed Transferee.

4.7 Effect of Transfers. Upon any permitted Transfer, the transferee shall be entitled to receive any distributions and the allocations of income, gain, loss, deduction, credit, or similar items to which the transferring Member was entitled with respect to the Membership Interest so Transferred from and after the date of such permitted Transfer.

4.8 Drag-Along Rights. Notwithstanding any other provision set forth in this Agreement to the contrary, in the event that a Majority Member Vote of the Members requests in writing that the Company effect (i) a sale of all or substantially all of the Company's assets, or (ii) the acquisition of the Company by another entity by means of merger, consolidation or other transaction or series of related transactions resulting in the exchange of the outstanding Units of the Company such that the Members of the Company prior to such transaction own, directly or indirectly, less than fifty percent (50%) of the voting power of the surviving entity, or (iii) a sale of at least fifty-one percent (51%) of the outstanding Units owned by all Members, or (iv) the liquidation or dissolution of the Company (each such transaction an "Exit Transaction"), the Majority Member Vote of the Members shall be entitled to cause each Member to (a) consent or vote any and all Units having the right to vote held by it, or as to which it has voting power, in favor of the consummation of the Exit Transaction proposed by such Majority Member Vote of the Members, at any meeting of Members of the Company at which such transactions are considered, or in any written consent of Members of the Company relating thereto, (b) if applicable, tender all Units of the Company held by it, or as to which it has power of disposition, which are the subject of such proposed Exit Transaction in accordance with the terms of the proposed Exit Transaction, (c) if applicable, and to the extent permitted by law, waive any dissenters' rights, preemptive rights, or appraisal rights, as the case may be, and (d) take all other actions reasonably required in order to effectuate fully the Exit Transaction proposed by such Majority Member Vote of the Members. Notwithstanding any other provision set forth in this Agreement to the contrary, in the event that a Majority Member Vote of the Members requests in writing that the Company effect an Exit Transaction, the Manager shall be deemed to have approved such Exit Transaction and the consent of the Manager shall not be required to effectuate such transaction.

4.9   Transfer of Class B Preferred Units.   Class B Preferred Units issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") through a Form C filing with the Securities and Exchange Commission may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: (1) To the issuer of the securities; (2) To an accredited investor; (3) As part of an offering registered with the Securities and Exchange Commission; or (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

ARTICLE V
UNITS AND CAPITAL CONTRIBUTIONS

5.1 Units. All Units shall have identical rights in all respects as all other Units except as otherwise specified in this Agreement. Additional Units and additional series or classes of Units may be issued from time to time as may be determined by the Board in accordance with the terms set forth herein, with such relative rights, powers, and duties as the Board determine in accordance with this Agreement. Each Member hereby agrees that its interest in the Company and in its Units shall for all purposes be personal property.

(a) Class A Common Units. The Class A Common Units that are issued and outstanding at any time shall be set forth on Schedule A, as may be amended from time to time. As set forth herein, each issued and outstanding Class A Common Unit shall have one vote on every matter subject to a vote by the Members.

(b) Class B Common Units. The Class B Common Units that are issued and outstanding at any time shall be set forth on Schedule A, as may be amended from time to time. The Class B Common Units shall not be entitled to vote on any matters unless required by the Act.

(c) Class A Preferred Units. The Class A Preferred Units that are issued and outstanding at any time shall be set forth on Schedule A, as may be amended from time to time. The Class A Preferred Units shall not be entitled to vote on any matters unless required by the Act.

Class B Preferred Units. The Class B Preferred Units that are issued and outstanding at any time shall be set forth on Schedule A, as may be amended from time to time. The Class B Preferred Units shall not b entitled to vote on any matter unless required by the Act.

5.2   Preferred Returns

(a) Class A Preferred Return.   Notwithstanding anything herein to the contrary, from and after the date of the issuance of any Class A Preferred Units, the holders of Class A Preferred Units shall be entitled to a preferred return of 1X their investment in the Company ("Class A Preferred Return") payable at the discretion of the Board.   Once a Class A Preferred Unit Member receives 1X their capital investment in the Company, their respective Class A Preferred Return shall cease.

(b) Class B Preferred Return. Notwithstanding anything herein to the contrary, from and after the date of the issuance of any Class B Preferred Units, the holders of Class B Preferred Units shall be entitled to a preferred return of .5X their investment in the Company ("Class B Preferred Return") payable at the discretion of the Board. Notwithstanding anything herein to the contrary, payment on the Class B Preferred Return shall be deferred until such time as the Class A Preferred Return is paid in full. Once a Class B Preferred Unit Member receives .5X their capital investment in the Company, their respective Class B Preferred Return shall cease. (c) Notwithstanding anything herein to the contrary, no distributions will be made to any Member of the Company until the Class A Preferred Return and Class B Preferred Return is paid in full.

5.3   Anti-Dilution. The Company will issue the holders of Class A Preferred Units, without further consideration, such number of additional Class A Preferred Units that are necessary to ensure that the number of Class A Units held by such Members, as their percentage interest in the Company as of the date of their investment, continues the same until an amount of at least $10,000,000, when aggregated with prior closings, has been raised in a bona fide round of financing through the sale of securities or by conversion of instruments convertible into equity ("Dilution Trigger").

5.3   Subordination of Class A Preferred Return. Each Member holding Class A Preferred Units covenants and agrees, notwithstanding anything to the contrary contained herein or any other document between the parties, that the payment of any and all of the Class A Preferred Returns shall be subordinate and subject in right and time to the payment all indebtedness, obligations and liabilities of the Company, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and whether created directly or acquired by assignment or otherwise.

5.4   Option Plan. The Company is authorized to establish and maintain a Membership Interest Option Plan(s) (the "Option Plan") for the benefit of its managers, officers, key employees, consultants and agents. The Board may, from time to time, authorize the issuance of options to purchase Class B Common Units to such persons, in such amounts, at such price and on such other terms and conditions as shall be determined in accordance with the terms of the Option Plan. Notwithstanding the foregoing, under no circumstances shall the cumulative awards of such issuances (on an as-exercised basis) represent more than 15% of the issued and outstanding Units of the Company. Each issuance may be structured as a capital or "profits" interest for federal income tax purposes or as may be determined by the Board.

5.5 <u>Additional Units.</u> In the event additional Units shall be issued to a Member or to any other Person, or Units are Transferred to another Member or any other Person and such Person shall be admitted as a Member in accordance with the provisions of this Agreement, the Board (or any designee thereof) shall amend <u>Schedule A</u> hereto in accordance with Section 12.2. Any Capital Contribution to be made by such Person in exchange for Units shall be in the form and amount determined by the Board and the amount of such Capital Contribution, if any, shall be credited to such Person's Capital Account.

5.6 <u>Interests Uncertificated.</u> Unless the Board determines otherwise, no Interest in the Company will be represented by a separate certificate.

5.7 <u>Capital Contributions.</u>

(a) Each Member has made a Capital Contribution determined by reference to the number of Units for which such Member is subscribing, as set forth on <u>Schedule A</u> hereto, as amended from time to time by the Board, with the Capital Contributions made (or deemed made) by the Members as of the date of this Agreement.

(b) Capital Contributions will be made in cash or, with the consent of the Board, in kind; *provided, however*, no consent of the Board is required with respect to the Contribution Agreement. The value of any Capital Contribution in kind shall be fair market value of such contribution, as determined in good faith by the Board, or as agreed by the Members.

(c) The Members acknowledge that 420 S. Harvey Rental and Storage, LLC has an open Line of Credit to loan working capital to the Company in an aggregate amount of up to $250,000, at a per annum rate of 8% ("Line of Credit"). The Line of Credit will be payable at the discretion of the Board.

5.8 <u>Status of Capital Contributions.</u>

(a) No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this Agreement or as approved by the Board. Except as otherwise provided herein, no Member shall be permitted to borrow, make an early withdrawal of, or demand or receive a return of any Capital Contributions. Under circumstances requiring a return of any Capital Contributions, except as otherwise expressly provided in this Agreement, no Member shall have the right to receive property other than cash.

(b) Except as otherwise provided herein, the Members shall be liable only to make their Capital Contributions pursuant to this Article V. No Member shall have any personal liability for the repayment of any Capital Contribution of any other Member or Transferee. Notwithstanding any other provision in this Agreement, the obligations of the Members hereunder shall not be, and shall not be deemed to be, a guaranty, maintenance agreement, or other similar agreement, or under any circumstances utilized to satisfy the general obligations and liabilities of the Company.

5.9 <u>Capital Accounts.</u> The Company shall establish and maintain a Capital Account for each Member according to Section 704 of the Code and applicable Regulations. Each Member's Capital Account shall be adjusted as set forth below:

(a) Each Member's Capital Account shall be increased by (i) the amount of any cash actually contributed by the Member to the capital of the Company; (ii) the Gross Asset Value of any property which a Member contributes to the capital of the Company (net of liabilities assumed by the Company or subject to which the Company takes such property within the meaning of Section 752 of the Code); (iii) the Member's share of Profits and of any separately allocated items of income or gain; and (iv) the amount of any liabilities of the Company that are assumed by such Member, other than assumed liabilities described in Section 5.10(b)(ii).

(b) Each Member's Capital Account shall be decreased by (i) the amount of any cash distributed to the Member by the Company; (ii) the Gross Asset Value of any property distributed to the Member (net of liabilities of the Company assumed by the Member or subject to which the Member takes such property within the meaning of Section 752 of the Code) at the time of the distribution; (iii) the Member's share of Losses and of any separately allocated items of deduction or loss (including any loss or deduction allocated to the Member to reflect the difference between the book value and tax basis of assets contributed by the Member); and (iv) the amount of any liabilities of such Member that are assumed by the Company, other than assumed liabilities described in Section 5.10(b)(ii).

5.10 <u>Effect of Transfer on Capital Accounts.</u> Upon a permitted Transfer of Units of the Company under this Agreement, the Capital Account of the Transferring Member shall become the Capital Account of the Person to whom such Units are sold or Transferred, to the extent the Capital Account relates to the portion of the Units Transferred, in accordance with Section 1.704-1(b)(2)(iv)(1) of the Regulations.

5.11 <u>Compliance with Section 704(b) of the Code.</u> The provisions of this Article V as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and if necessary, modified to cause the allocations of profits, losses, income, gain, and credit pursuant to Article X to have substantial economic effect under the Regulations promulgated under Section 704(b) of the Code, in light of the distributions made pursuant to Article X and the Capital Contributions made pursuant to Article V. The Board shall also (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Section 1.704-1(b)(2)(iv)(q) of the Regulations, and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Sections 1.704-1(b) and 1.704-2 of the Regulations.

5.12 <u>No Negative Capital Account Restoration.</u> Notwithstanding anything to the contrary in this Agreement, no Member shall be obligated to contribute cash or property to restore a negative Capital Account during the existence or at the dissolution and termination of the Company.

5.13 <u>Set-Off.</u> No part of any distribution or payment will be made pursuant to this Agreement to any Member or former Member from whom there is due and owing to the Company, at the time of such distribution or payment, any amount required to be contributed or paid to the Company. Any such withheld amount will be set off against such Member or former Member's obligation to the Company and will be deemed to have been distributed to such Person in accordance with the relevant Section of this Agreement, and in turn, paid to the Company in satisfaction or partial satisfaction of such obligation.


ARTICLE VI
MEETINGS OF MEMBERS


6.1 <u>Meetings of Members; Place of Meetings.</u>

(a) The Company will not be required to hold meetings of its Members. Meeting of the Members may be called at any time and from time to time by the Board or by any of the Members holding 10% or more of the voting Units of the Company.

(b) All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of Michigan as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members entitled to vote may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 6.6.

6.2 <u>Notice of Meetings.</u> Not less than ten (10) nor more than thirty (30) days before the date fixed for a meeting of the Members, the Board will give written notice to each Member entitled to vote and entitled to notice of the meeting who is a Member of record as of the day preceding the day on which notice is given, or, if a record date is duly fixed, as of that date, stating the time, place and purpose of the meeting. Notices may be sent by e-mail, personal delivery, fax, recognized overnight courier, or certified mail, return receipt requested, and will be addressed to the Members at their respective addresses or fax numbers as they appear in the records of the Company. Notice of a meeting need not be given to any Member if a written waiver of notice, executed by such Member before or after the meeting, is filed with the records of the meeting, or to any Member who attends the meeting without protesting prior thereto, or at its commencement, the lack of notice to such Member.

6.3 <u>Quorum; Adjournment.</u> At any meeting of the Members, Members holding a majority of the voting Units then outstanding, present either in person via conference telephone or similar communications equipment or by proxy, will constitute a quorum for such meeting. Any meeting may be adjourned from time to time by Members holding a majority of the Units held by Members then present, whether or not a quorum is present, and the meeting may be held as adjourned without further notice. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

6.4 <u>Proxies; Members May Vote in Person or by Proxy.</u>

(a) A Member may vote either in person, via conference telephone or similar communications equipment, or by proxy executed in writing by such Member. The Person appointed by a Member as his proxy need not be a Member. A facsimile or similar transmission by any Member (including a facsimile delivered by electronic mail), or a photographic, photostatic, or similar reproduction of a writing executed by such Member, shall be treated as an execution in writing for purposes of this Section 6.4. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

(b) Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Board, before or at the time of the meeting or execution of the written consent as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Board, who shall decide all questions concerning the qualification of voters, the validity of the proxies and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions.

(c) Unless the writing appointing a proxy otherwise provides, the presence at a meeting of the Member who appointed a proxy will operate to revoke the appointment. Notice to the Company, in writing, of the revocation of the appointment of a proxy will not affect any vote or action previously taken or authorized.

6.5 <u>Written Consent in Lieu of Meeting.</u> Any action required or permitted to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Member or Members holding not less than the minimum percentages of Units of each class of Units that would be necessary to take such action at a meeting at which all Members entitled to vote on the action were present and voted. Prompt notice of the action so taken without a meeting will be given by the Company to those Members entitled to vote or consent who have not consented in writing; *provided, however*, that any failure by the Company to give such notice will not affect the validity of any action taken pursuant to this Section 6.5. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

6.6 <u>Teleconference Authorized.</u> Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other or by any other means permitted by Law, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.7 <u>Voting by Members.</u> Subject to the terms of this Agreement, voting by the voting Members shall be based on their Percentage Interest in the Company. The approval by Members of any matter presented to them will require a Majority Member Vote, whether such vote is to be taken (a) at a meeting duly convened in accordance herewith at which a quorum of Members is present in person or by proxy, or (b) by written consent in lieu of a meeting. Notwithstanding the foregoing, the Majority Member Vote shall require the vote or consent of the Members holding not less than the minimum percentages of Units of each class of Units entitled to vote that would be necessary to take such action at a meeting at which all Members entitled to vote on the action were present and voted regardless of the quorum.

6.8 <u>Conduct of Meetings.</u> All meetings of the Members shall be presided over by the chairman of the meeting, who shall be one of the Managers (or a representative thereof). The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion.

6.9 <u>Actions Requiring Vote of Members.</u> Notwithstanding anything to the contrary contained herein, in the event that there is less than 3 Managers, the unanimous vote or written consent of the Class A Common Members is required to take any of the following actions:

(a) To appoint a new Manager or to approve a new or amended management agreement with a Manager;

(b) To require additional capital contributions;

(c) To enter into any agreement outside the ordinary course of business, including without limitation any lease of real property;

APPENDIX C: OPERATING AGREEMENT

(d)   To approve the sale, exchange or other disposition of the Company's property out of the ordinary course of business;

(e)   To incur any debt over $10,000;

(f)   To grant a security for any debt;

(g)   To adopt the annual budget of the Company;

(h)   To approve any specific transaction in excess of $10,000, except as contemplated in the budget;

(i)   To dissolve the Company;

(j)   To approve the payment of distributions;

(k)   To enter into any transaction or agreement in which a Member or an individual or entity directly or indirectly related to a member is a party;

(l)   To amend the Articles of Organization or this Operating Agreement or any exhibit hereto;

(m)   To approve the transfer of a Company interest not specifically permitted by this Agreement;

(n)   To approve the issuance of additional interests in the Company;

(o)   To admit additional Members and substitute Members;

(p)   To expel a Member;

(q)   To approve the merger or consolidation of the Company with or into another entity;

(r)   To license, transfer, sell or encumber any or all of the Company's interest in any marijuana licenses (of any type and kind) that it may hold with the State of Michigan, any municipality or any other governmental agency;

(s)   Entering into any employment agreement or consulting agreement for any amount in excess of $100,000 consideration due on an annual basis pursuant to such agreement;

(t)   Approving any increase in pay, bonuses or other changes in compensation in excess of fifteen percent (15%) of the previous year's salary, wage or bonus for any senior employee of the Company making more than $75,000, or any annual bonus in excess of $25,000.


ARTICLE VII
MANAGEMENT AND CONTROL OF THE COMPANY

7.1 <u>Management by the Board of Managers.</u> Except for cases in which the approval of the Members is expressly required under this Agreement or by non-waivable provisions of applicable Law, the powers, business, and affairs of the Company and its Subsidiaries shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed and controlled by, a board of managers of the Company (the "**Board**").

In the event that the Board is deadlocked on any issue after a period of no less than fourteen days (14) days of good faith deliberation, the Board shall call a special meeting of the Members, and such issue shall be decided by a Majority Member Vote. If the Members are unable to agree on any of the aforementioned matters and such disagreement continues for fourteen days despite good faith deliberations by the Members, then the Members shall submit themselves in good faith to resolve the issue by mediation. If the Members are unable to agree on a mediator, a mediator shall be appointed by the Judicial Arbitration and Mediation Services, Inc. (commonly known as JAMS). If the Members remain unable to agree, after such good faith deliberations and mediation, on the resolution of an issue that materially jeopardizes the current sustainability of the operations of the business of the Company, then any Member may apply for judicial dissolution pursuant to Section 802 of the Act, on the grounds that such inability to agree means the Company is unable to carry on business in conformity with its Operating Agreement.

7.2 <u>Actions by the Board; Delegation of Authority and Duties; Reliance by Third Parties.</u>

(a) In managing the business and affairs of the Company and exercising its powers, the Board may act through meetings and written consents pursuant to Sections 7.4 and 7.5 and through any Officer of the Company to whom authority and duties have been delegated pursuant to Section 7.6.

(b) Any Person dealing with the Company may rely on the authority of any Officer in taking any action in the name of the Company authorized by the Board without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

(c) The Managers' duty of care in the discharge of their duties to the Company and the Members shall be limited to discharging their duties pursuant to this Agreement in good faith. In discharging their duties, the Managers shall not be liable to the Company or to any Member for any mistake or error in judgment or for any act or omission believed in good faith to be within the scope of authority conferred by Law or by or pursuant to this Agreement. To the fullest extent permitted under the Act, it is expressly acknowledged and agreed that a Manager shall act in the interests of the Member by whom he or she was appointed in considering matters that may come before the Board and that a Manager shall have no liability to the Company or the Members for breach of the fiduciary duty of loyalty as a result of any action taken or approval given by a Manager that inures to the benefit of the Member by whom he or she was appointed.

7.3 <u>Board Composition; Removal; Vacancies; Changes in Size.</u>

(a) The Board shall initially be composed of up to three (3) managers who are natural persons (each a "**Manager**," and collectively, the "**Managers**"). The Managers shall be "managers" within the meaning of the Act; *provided, however*, that no Manager in his or her capacity as manager shall have the authority to individually manage the Company or approve matters relating to, or otherwise to bind the Company, such powers being reserved to the Managers, collectively, acting through the Board and to such other committees of the Board, and Officers and agents of the Company, as designated by the Board. For so long as one is a Class A Common Member, holding 10% of more of the equity of the Company, each such Member shall have the right but not the obligation to be a Manager. The initial Managers of the Company are set forth on Exhibit A. A Member will not become a Manager until such time as they are prequalified by the CRA. In the event there are two Managers serving on the Board, the two serving Managers, may through a unanimous board decision, appoint a third manager who will serve as a Manager for a term of one year or until the two appointing Managers request his or her resignation, or until such time as the third Class A Common Member becomes a Manager. At the end of any such term, the Board may reappoint or replace such Manager for another term.

(b) Except as otherwise provided in this Agreement, no Manager may be removed from the Board except at the written direction of the Member entitled to designate such Manager, which Member will thereupon be entitled to appoint an alternative Manager to fill the vacancy or unless such Manager is no longer authorized or qualified to serve as a Manager for any reason. A Manager may resign at any time, such resignation to be made in writing to the Board and to take effect immediately or on such later date as may be specified therein. Each Member entitled to appoint Managers may remove or replace its respective designees to the Board at any time, with or without Cause, upon two (2) Business Days' prior written notice to the Board and the other Members. If any Manager is convicted or enters a plea of no contest or nolo contendere to any felony or other crime involving moral turpitude or becomes disqualified to serve as a Manager by the CRA or City of Muskegon, then such Manager shall immediately resign from the Board, or the Member who appointed such Manager shall immediately remove such Manager from the Board and shall appoint another natural person to fill the vacancy on the Board resulting from such Manager's removal.

7.4 <u>Board Meetings; Quorum; Vote Required.</u>

(a) The Company will not be required to hold meetings of the Board. Meeting of the Board may be called at any time and from time to time by the Board or by a Manager. The Board shall meet at the offices of the Company (or such other place as determined by the Board). Special meetings of the Board, to be held at the offices of the Company (or such other place as shall be determined by the Board), shall be called at the direction of any Manager, upon reasonable advance notice, but in any event upon not less than ten (10) Business Day's prior written notice, to all Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that such meeting is not properly called or convened. The reasonable costs and expenses incurred by the Managers in connection with any meeting of the Board shall be borne and paid by the Company.

(b) A minimum of two Managers shall be necessary to constitute a quorum for the transaction of any business at any meeting of the Board. In the event that the Board fails to reach a quorum on any matter after a period of no less than fourteen days, the matter will be submitted to the Members in the manner set forth in Section 7.1

(c) All Manager decisions and votes will require a Majority Manager Vote subject to the terms of Section 7.

7.5 <u>Action by Written Consent or Telephone Conference.</u> Any action permitted or required by the Act, the Articles of Organization, or this Agreement to be taken at a meeting of the Board or any committee thereof may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by the Managers whose approval would be required if such action was taken at a meeting. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Michigan Department of Licensing and Regulatory Affairs, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Board or any committee thereof. Subject to the requirements of the Act, the Articles of Organization, or this Agreement for notice of meetings, the Managers may participate in and hold a meeting of the Board or any committee thereof by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened or is not called or convened in accordance with this Agreement.

7.6 <u>Committees.</u>

(a) The Board may establish committees of the Board and may delegate certain of its responsibilities to such committees.

(b) A majority of the members of any committee, present in person or participating in accordance with Section 7.5, shall constitute a quorum for the transaction of business of such committee.

(c) A majority of the members of any committee may determine its action and fix the time and place of its meetings unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 7.4. The Board shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not Managers; *provided, however*, that no such committee shall have or may exercise any authority of the Board.

(d) Any committee designed pursuant to this Section 7.6 shall choose its own chairman and keep regular minutes of its proceedings and report the same to the Board when requested.

7.7 <u>Officers.</u>

(a) Any Officers of the Company shall be appointed by the Board as provided in this Section 7.7 and may include a Chief Executive Officer (the "CEO"), a President, a Chief Financial Officer, one or more Vice Presidents (including one or more Executive or Senior Vice Presidents), a Secretary, a Treasurer, and/or such other Officers with such titles and responsibilities as the Board may from time to time determine. Such Officers shall have such duties as may be designated from time to time by action of the Board. Managers of the Company may be an Officer. The initial Officers of the Company are set forth on <u>Exhibit A.</u> Appointment of Officers, and the granting of titles and responsibilities thereto, other than those set forth on Exhibit A, shall be subject to the consent of a Majority Manager Vote. The Board may choose not to fill any office for any period as it may deem advisable. Any two or more offices may be held by the same individual, and Officers need not be employees of the Company. Each Officer shall hold office until the one-year anniversary of the date of appointment thereof or until his or her replacement has been duly appointed and qualified, if later, and may be re-appointed one or more times by the Board on or in respect of any such anniversary, or until the earlier of his or her death, resignation, or removal as hereinafter provided. The Board may remove at any time from office any Officer of the Company with or without Cause. Any vacancy occurring in any office of an Officer because of death, resignation, removal, disqualification, or otherwise may be filled by the Board. In the case of the absence or disability of any Officer of the Company and of any person hereby authorized to act in such Officer's place during such Officer's absence or disability, the Board may by resolution delegate the powers and duties of such Officer to any other Officer, or to any other individual whom it may select.

(b) Actions of the Company permitted to be taken by an Officer by delegation of authority by the Board may also be taken on behalf of the Company, (i) by the written action of all Managers or (ii) by such other individuals as may be so authorized by action of the Board. Such actions shall be valid and binding upon the Company.

7.8 <u>Compensation; Reimbursement of Expenses.</u> Managers and members of any committee established by the Board shall not be entitled to receive any compensation from the Company or any Subsidiary for services provided in their capacity as members of the Board or such committee. Managers and committee members shall be entitled to prompt reimbursement by the Company of all reasonable, documented, out-of-pocket expenses, including travel expenses, incurred in the course of the performance of their duties.


ARTICLE VIII
[Intentionally Omitted]

ARTICLE IX
BOOKS, RECORDS, ACCOUNTING AND REPORTS


9.1 <u>Maintenance of Books.</u> The Company shall keep minutes of the proceedings of its Members, the Board, and each committee of the Board. The Company will maintain the books and records of the Company and its Subsidiaries (including the minutes of the meetings of the Members, the Board, and any committee thereof) at its principal office, or such other location as the Board may determine.

9.2 <u>Financial Statements.</u> Upon the reasonable written request of a Member, the Board will cause to be prepared and furnished at the expense of the Company, to such Member within ninety (90) days after the close of each Fiscal Year (a) an unaudited balance sheet of the Company dated as of the end of such Fiscal Year and a related statement of income or loss for the Company for such Fiscal Year, and (b) a statement reflecting the Capital Accounts of the Members as of the last day of such Fiscal Year.

9.3 <u>Filings.</u> In addition to the filing of the Company's tax returns, the Board, at the Company's expense, will also cause to be duly prepared and timely filed, with appropriate Governmental Entities, all reports required to be filed by the Company with those entities under then current applicable Laws. The reports will be prepared utilizing the accounting method determined by the Board, unless otherwise required by the Code or other applicable Law.

9.4 <u>Accounts.</u> The Board shall establish and maintain one or more separate bank and investment accounts and arrangements for Company funds in the Company's name with financial institutions and firms that the Board determines. The Board may not commingle the Company's funds with the funds of any Member.

9.5 <u>Other Information.</u> In addition to the other rights specifically set forth in this Agreement, each Member shall be entitled to all information to which such Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated.

9.6 <u>Inspection by Members.</u> Subject to Section 15.1 and except as would be, upon the advice of outside counsel to the Company, necessary to preserve attorney-client, work product, or similar legal privileges of the Company, any Member and any accountants, attorneys, financial advisors, and other representatives of such Member may from time to time at such Member's sole expense, have limited access to only those Company's records as may be required to be disclosed under the Michigan Limited Liability Company Act and upon reasonable notice.


ARTICLE X
ALLOCATIONS AND DISTRIBUTIONS


10.1 <u>Capital Accounts.</u> A separate capital account (each, a "**Capital Account**") will be maintained for each Member in accordance with the rules of Section 1.704-1(b)(2)(iv) of the Regulations, and this Section 10.1 will be interpreted and applied in a manner consistent with said Section of the Regulations. The Company may adjust the Capital Accounts of its Members to reflect revaluations of Company property whenever the adjustment would be permitted under Regulations Section 1.704-1(b)(2)(iv)(f). In the event that the Capital Accounts of the Members are so adjusted, (a) the Capital Accounts of the Members will be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, with respect to such property and (b) the Members' distributive shares of depreciation, depletion, amortization, and gain or loss, as computed for tax purposes, with respect to such property will be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Section 704(c) of the Code. In the event that Section 704(c) of the Code applies to Company property, the Capital Accounts of the Members will be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization, and gain or loss, as computed for book purposes, with respect to such property. The Capital Accounts will be maintained for the purpose of allocating items of income, gain, loss, and deduction among the Members. Distributions to Members will be determined pursuant to Section 10.8. Notwithstanding any provision contained herein to the contrary, no Member will be required to restore any negative balance in its Capital Account.

10.2 <u>Allocations of Profits and Losses.</u> Except as otherwise required by this Article X, for a given Tax Year, the Net Profits and Net Losses for such Tax Year shall be allocated among the Members in accordance with their Percentage Interest.

10.3 <u>Special Allocations.</u> The following special allocations shall be made in the following order:

(a) Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article X, if there is a net decrease in Company Minimum Gain during any Tax Year, each Member shall be specially allocated items of Company income and gain for such Tax Year (and if necessary, subsequent Tax Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704- 2(f)(6) and 1.704-2(j)(2) of the Regulations. This paragraph (a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article X, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Tax Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Tax Year (and if necessary, subsequent Tax Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704- 2(i)(4) and 1.704-2(j)(2) of the Regulations. This paragraph (b) is intended to comply with the minimum gain chargeback requirement in Section 1.704- 2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1 (b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this paragraph (c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article X of this Agreement have been tentatively made as if this paragraph (c) were not in this Agreement.

(d) In the event any Member has a deficit Capital Account at the end of any Tax Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704- 2(g)(l) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this paragraph (d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in Article X of this Agreement have been made as if paragraphs (c) and (d) of this Section 10.3 were not in this Agreement.

(e) Nonrecourse Deductions for any Tax Year shall be specially allocated to the Members in proportion to their respective Membership Interests.

(f) Any Member Nonrecourse Deductions for any Tax Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(l) of the Regulations.

(g) To the extent an adjustment to the adjusted tax basis of any Company property pursuant to Section 1.704-l(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations, is to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his Membership Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their respective Membership Interests in the event that Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations applies, or to the Members to whom such distribution was made in the event that Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations applies.

(h) Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Membership Interests shall be allocated among the Members so that, to the extent possible, the net amount of such items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the items had not been realized.

10.4 <u>Curative Allocations.</u> The allocations set forth in paragraphs (a) through (g) of Section 10.3 of this Agreement (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 10.4. Therefore, notwithstanding any other provision of Article X of this Agreement (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner the Board determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Members would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 10.2 of this Agreement and paragraph (h) of Section 10.3 of this Agreement.

10.5 <u>Loss Limitation.</u> Losses allocated pursuant to Section 10.2 hereof shall not exceed the maximum amount of losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any taxable year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to Section 10.2 hereof, the limitation set forth in this Section 10.5 shall be applied on a Member by Member basis, and losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances of such Members' Capital Accounts so as to allocate the maximum permissible losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

10.6 <u>Other Allocation Rules.</u>

(a) For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined by the Board using any permissible method under Section 706 of the Code and the Regulations thereunder.

(b) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses pursuant to Section 10.2 for that Tax Year.

(c) The Members are aware of the income tax consequences of the allocations made by this Article X and hereby agree to be bound by the provisions of this Article X in reporting their share of Company income and loss for income tax purposes.

(d) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Section 1.752- 3(a)(3) of the Regulations, the Members' interests in Company profits are in proportion to their respective Membership Interests.

10.7 <u>Tax Allocations: Code Section 704(c)</u>. In accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the Gross Asset Value of such property. In the event the Gross Asset Value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted gross basis of such property for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.7 are solely for purposes of federal, state, and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, other items, or distributions pursuant to any provision of this Agreement. Unless the Members decide otherwise, the "traditional method" as defined in Section 1.704-3 of the Regulations shall be used for adjustments and calculations made under Section 704(c) of the Code.

10.8 <u>Distributions Relating to Units</u>.

(a) Following the end of each Fiscal Year of the Company, the Board will determine the amount of Distributable Profits for the Fiscal Year. As soon as reasonably practicable following the end of the Fiscal Year, to the extent legally available, the Company will apply any available Distributable Profits to make Tax Distributions under Section 10.6(b). The Company may distribute any remaining Distributable Profits to the Members in accordance with Section 10.6(c). During the course of any Fiscal Year, the Company may pay advances on the annual distributions as provided in Section 10.6(d).

Notwithstanding the foregoing and prior to any distribution of the Distributable Profits to the Members, commencing 36 months after the first marijuana license is granted to a company that is owned by the Company, if there is Distributable Profits, 10% of such Distributable Profits shall be distributed annually on a pro-rata (a "Mandatory Distribution") to pay down any outstanding Class A Preferred Return and Class B Preferred Return, in accordance with the terms hereof, as applicable so long as any such preferred return remains outstanding.

(b) Notwithstanding Section 10.6(c) or Section 10.6(d), with respect to each taxable year in which the Company is treated as a partnership for federal income tax purposes, the Company will distribute to each Member (such distribution, a "**Tax Distribution**") out of Distributable Profits (to the extent legally available) an amount equal to the assumed federal and state income tax liability that would be incurred by such Member at a uniform rate (determined as provided in this Section 10.8(b)) with respect to such Member's distributive share of the Company's taxable net income for the year. In calculating the amount of any Tax Distribution, the Company will assume that each Member is taxable at the highest applicable combined effective federal, state, and local income tax rate, giving effect to the different tax rates attributable to different types of income earned by the Company, and the limited deductibility of state and local taxes for federal income tax purposes; provided that the tax rate for all such determinations will be the tax rate applicable to the individual Member who resides in the jurisdiction with the highest combined effective income tax rate, as determined by the Board in consultation with the Company's accountants. Each Tax Distribution will be treated as an advance on the Member's rights to distributions under Section 10.8(c), and will reduce the amount of the first such distributions dollar-for-dollar.

(c) Subject to Section 10.8(a), Distributable Profits will be distributed each year, to the extent available, as the Board may determine, in proportion to the Units held by each Member; subject to the Company's setoff rights contained in Section 5.10.

(d) The Company may make quarterly advances to the Members to assist the Members in paying federal and state estimated taxes. Any such quarterly advance will reduce the amount of the annual Tax Distribution by the same amount, and will similarly be treated as an advance on future distributions under Section 10.8(c). In the event that the advances paid under this Section 10.8(d) to any Member exceed the amount of the Member's annual distribution under Section 10.8(c) or Tax Distribution, respectively, the Member will return the excess amount to the Company promptly upon request.

10.9 <u>Withholding Taxes</u>.

(a) Each Member shall, to the fullest extent permitted by applicable Law, indemnify and hold harmless each Person who is or who is deemed to be the responsible withholding agent for U.S. federal, state, local or foreign income tax purposes against all claims, liabilities, and expenses of whatever nature relating to such Person's obligation to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company under Section 1446 of the Code or otherwise or as a result of such Member's participation in the Company except for claims, liabilities, and expenses resulting from such Person's willful malfeasance, recklessness, or negligence.

(b) Notwithstanding any other provision of this Article X or this Agreement, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or any of its Affiliates (pursuant to Section 1446 or any other provision of the Code or any provision of U.S. federal, state, local or foreign tax Law) with respect to such Member or as a result of such Member's participation in the Company; and if and to the extent that the Company will be required to withhold or pay any such withholding or other taxes, such Member will be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or other tax is required to be paid, which payment will be deemed to be a distribution with respect to such Member's Interest in the Company to the extent that the Member (or any successor to such Member's Interest in the Company) is then entitled to receive a distribution. To the extent that the aggregate of such payments to a Member for any period exceeds the distributions to which such Member is entitled for such period, the Board will notify such Member as to the amount of such excess and such Member will make a prompt payment to the Company of such excess amount by wire transfer.

(c) If the Company makes a distribution in kind and such distribution is subject to withholding or other taxes payable by the Company on behalf of any Member (the "**Withheld Amount**"), the Board will notify such Member as to the extent (if any) of the Withheld Amount and such Member will make a prompt payment to the Company of the Withheld Amount by wire transfer.

ARTICLE XI
TAX MATTERS

11.1 <u>CPAR Addendum.</u> The Company has adopted a CPAR Addendum of even date, addressing the IRS Centralized Partnership Audit Rules.

11.2 <u>Fiscal Year; Tax Returns.</u>

(a) The Company's taxable year shall be the Fiscal Year ending December 31.

(b) At the Company's expense, the Board will cause the income tax returns for the Company to be duly prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member, within ninety (90) days following the end of each Fiscal Year, or as soon as reasonably practical thereafter, such information with respect to the Company as is necessary to enable the Members to prepare their federal, state, and other income tax returns.

ARTICLE XII
MEMBERS; RIGHTS AND POWERS OF THE MEMBERS

12.1 <u>Limited Liability of Members.</u> Except as otherwise required by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, will be solely the debts, obligations, and liabilities of the Company, and no Member will be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member. All Persons dealing with the Company will look solely to the assets of the Company for the payment of the debts, obligations, or liabilities of the Company.

12.2 <u>Members.</u> Each of the Persons listed on Schedule A hereto, by virtue of the execution of this Agreement, shall be a Member. Subject to compliance with the Act and this Agreement, a new Person shall be admitted as a Member pursuant to the terms of this Agreement, whether upon a permitted Transfer of an existing Interest or otherwise, only if and when (a) such Person received such Interest pursuant to a Transfer permitted under Article IV, and (b) the Company received written instruments of such Person (including such Person's consent to be bound by this Agreement as a Member) in a form satisfactory to the Company, as reasonably determined. Upon admission of a Member, or upon any Member ceasing to be a Member, the books and records of the Company and Schedule A hereto shall be revised accordingly. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement for purposes of Section 12.6. Any reference in this Agreement to Schedule A shall be deemed a reference to such Schedule A as amended and in effect from time to time.

12.3 <u>Withdrawal of Members.</u> No Member may withdraw or resign from the Company without approval of such action by Majority Manager Vote, except as a result of the dissolution of the Company or as otherwise provided in the Act or this Agreement.

12.4 <u>No Management and Control.</u> In no event will any Member, in its capacity as such, have any right or authority to act for or bind the Company, and except as expressly provided in this Agreement or any other agreement between such Member and the Company, no Member in its capacity as such will take part in or interfere in any manner with the management of the business and affairs of the Company.

12.5 <u>Specific Limitations.</u> No Member will have the right or power to: (a) make voluntary Capital Contributions or contribute any property to the Company other than cash, except as provided in Section 5.3(b), (b) cause the dissolution of the Company, except as set forth in this Agreement, or (c) upon any distribution, including any liquidating distribution, require that property other than cash be distributed by the Company. Except as otherwise set forth in this Agreement, no Member will have priority over any other Member either as to the return of its Capital Contribution or as to Net Profit, Net Loss, or distributions. Other than upon the termination and dissolution of the Company as provided by this Agreement, there has been no time agreed upon when distribution in liquidation of a Member's Interest will be made.

12.6 <u>Amendments to Agreement; Waiver.</u>

(a) Subject to the limitations contained elsewhere herein, this Agreement may be modified or amended only upon a Majority Member Vote. Notwithstanding the foregoing provision, this Agreement may be amended by the Board, if (i) such amendment is being executed to reflect the establishment of any other class of Units previously approved in accordance with the preceding sentence, or (ii) such amendment is being executed to reflect the acceptance of a new Member or the issuance of new Units previously approved by the Board (including by the approval of an equity incentive plan expressly permitting such action). All amendments to this Agreement will be sent to each Member promptly after the effectiveness thereof.

(b) The Board will cause to be prepared and filed any amendment to the Articles of Organization that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

(c) Any modification or amendment to this Agreement pursuant to this Article XII will be binding on all Members.

(d) No waiver of any term or provision of this Agreement shall be effective unless in writing signed by the party to be charged. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.


ARTICLE XIII
DISSOLUTION OF COMPANY


13.1 <u>Events of Dissolution or Liquidation.</u> Upon the first to occur of the following, the Company shall be dissolved in accordance with the procedures and provisions of this Article XIII:

(a) the election of the Board to dissolve;

(b) the entry of a decree of administrative or judicial dissolution of the Company under the Act; and

(c) the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminated the continued membership of the last remaining member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Act.

Subject to the foregoing termination rights, the death, retirement, resignation, expulsion, bankruptcy, or dissolution of any Member, or the admission of additional Members or substitute Members shall not automatically cause a termination hereunder, and the Company will continue in existence notwithstanding such an event, subject to the terms and conditions of this Agreement.

13.2 <u>Wind-up of Affairs and Liquidation.</u>

(a) Upon dissolution of the Company pursuant to this Article XIII, the Company will provide notice of such dissolution to the Members and will engage in no further business other than that which is necessary to perform existing obligations, and will immediately commence to wind up its affairs in an orderly fashion.

(b) The Board shall act as the liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company in an orderly fashion, in a manner intended to generate the maximum proceeds, and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense.

(c) As promptly as possible after dissolution and again after final liquidation, but in no event later than thirty (30) days after the dissolution or the final liquidation, as applicable, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(d) The liquidator shall cause the notice described in the Act to be mailed to each known creditor of and claimant against the Company in the manner described thereunder.

13.3 <u>Final Distribution of Proceeds.</u> The cash proceeds from the liquidation of Company Assets shall then be applied or distributed by the Company in the following order:

(a) first, to the creditors of the Company (including, without limitation, to Members who are creditors to the extent permitted by Law) in satisfaction of liabilities of the Company other than liabilities for distributions to Members pursuant to the Act, and to the setting up of any reserves for contingencies which the Members may reasonably consider necessary;

(b) second, to Members and former Members in satisfaction of liabilities, if any, for distributions pursuant to the Act, and to the setting up of any reserves therefor; and

(c) thereafter, to the Members (i) first, in accordance with their respective positive Capital Account balances, and (ii) second, in accordance with their Percentage Interest. The Capital Account balances shall be determined after taking into account all Capital Account adjustments for the accounting period during which such liquidation occurs (other than those made as a result of the distributions set forth in this Section 13.3(c)), by the end of the taxable year in which such liquidation occurs or, if later, within ninety (90) days after the date of the liquidation.

13.4 <u>Deferment.</u> Notwithstanding anything to the contrary in this Article XIII, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidator may, in its sole discretion, defer for a reasonable amount of time the liquidation of any assets except those necessary to satisfy Company liabilities and reserves.

13.5 <u>Reasonable Time for Winding Up.</u> In connection with the dissolution of the Company, a reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to this Article XIII in order to minimize any losses otherwise attendant upon such winding up.

13.6 <u>Deficit Capital Accounts.</u> Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of Law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's capital account to zero.

13.7 <u>No Further Claim.</u> Upon dissolution, each Member will look solely to the assets of the Company for the return of its capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Members will have no recourse against the Company, the Board, or any other Member.

13.8 <u>Cancellation of Articles.</u> On completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Board (or such other Person or Persons as the Act may require or permit) shall file articles of dissolution with the Department of Licensing and Regulatory Affairs of Michigan, and take such other actions as may be necessary to terminate the Company.


ARTICLE XIV
INDEMNIFICATION


14.1 <u>General.</u>

(a) The Company, to the fullest extent permitted by Law, will indemnify, defend, and hold harmless the Board, each Member, including the Partnership Representative, the Officers, and the agents of the Company, and any other Persons to which the Act permits the Company to provide indemnification (all indemnified Persons being referred to as "**Indemnified Persons**" for purposes of this Article XIV), from all Losses reasonably incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with, relating to or arising out of the business and operations of the Company, and from liabilities or obligations of the Company imposed on such Person by virtue of such Person's position with the Company, including costs and any amounts expended in the settlement of any such claims of liability, loss, or damage; *provided, however*, that, if any Loss arises out of any action or inaction of an Indemnified Person, indemnification under this Section 14.1 will be available only if (a) either (i) the Indemnified Person, at the time of such action or inaction, believed, in good faith, that its, his, or her course of conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend its, his, or her inaction to be harmful or opposed to the best interests of the Company, and (b) the action or inaction did not constitute fraud, gross negligence, willful misconduct, or knowing violation of Law or breach of this Agreement by the Indemnified Person.

(b) Notwithstanding anything contained herein to the contrary (including in this Section 14.1), any indemnity by the Company relating to the matters covered in this Section 14.1 shall be provided out of and to the extent of Company assets (including any applicable policies of insurance) only and no Member shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(c) The Company may advance, pay, or reimburse attorneys' fees and other expenses of an Indemnified Person as incurred prior to the final disposition of any claims, if such Indemnified Person executes an undertaking to repay the amount so advanced, paid, or reimbursed if there is a final determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Article XIV.

(d) The Company may purchase and maintain insurance, at its expense, to protect itself and any Person who is an Indemnified Person under Section 14.1 against any Loss, whether or not the Company would have the power to indemnify such Person against such Loss under Section 14.1.

(e) The right to indemnification and the advancement and payment of expenses conferred in this Article XIV shall not be exclusive of any other right which an Indemnified Person may have or hereafter may acquire under any Law (common or statutory), provision of the Articles of Organization or this Agreement, vote of the Members or disinterested Managers or otherwise.

14.2 <u>Exculpation.</u> No Indemnified Person will be liable, responsible, or accountable for damages or otherwise, to any other Member or the Company for any Loss that arises out of any act performed or omitted to be performed by it, him, or her pursuant to the authority granted by this Agreement or otherwise by the Board if (a) either (i) the Indemnified Person, at the time of such action or inaction, believed, in good faith, that such Indemnified Person's course of conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend such Indemnified Person's inaction to be harmful or opposed to the best interests of the Company, and (b) the conduct of the Indemnified Person did not constitute fraud, gross negligence, or willful misconduct (including the willful violation of the terms of this Agreement) by such Indemnified Person. Each Member may (on its own behalf or on behalf of any Manager designated by such Member, any Affiliates of such Member or their respective partners, members, managers, shareholders, directors, officers, employees, or agents) consult with counsel, accountants, and other experts in respect of the Company's affairs and such Member will be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel, accountants, or other experts; *provided, however,* that such counsel, accountant, or other experts will have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 14.2 will not be construed so as to relieve (or attempt to relieve) an Indemnified Party of any liability, to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable Law, but will be construed so as to effectuate the exculpation of the Member Indemnified Party to the fullest extent permitted by Law.

14.3 <u>Persons Entitled to Indemnity.</u> Any Person who is an Indemnified Person at the time of any action or inaction in connection with the business of the Company will be entitled to the benefits of this Article XIV as an Indemnified Person with respect thereto, regardless whether such Person continues to be within the definition of Indemnified Person at the time of such Indemnified Person's claim for indemnification or exculpation hereunder.

14.4 <u>Procedure.</u> Each Indemnified Person under this Article XIV will, promptly after the receipt of written notice of the commencement of any action, investigation, claim, or other proceeding against such Indemnified Person in respect of which indemnity may be sought from the Company under this Article XIV notify the Company in writing of the commencement thereof. The omission of any Indemnified Person so to notify the Company of any such action, investigation, claim, or other proceeding will not relieve the Company from any liability which it may have to such Indemnified Person unless, and only to the extent that, such omission results in the Company's being materially prejudiced thereby. In case any such action, investigation, claim, or other proceeding is brought against any Indemnified Person, the Indemnified Person will notify the Company of the commencement thereof, the Company will be entitled to assume the defense thereof at its or their own expense, with counsel satisfactory to such Indemnified Person in its reasonable judgment; *provided, however*, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action, investigation, claim, or proceeding in which the Company or any of its Affiliates, on the one hand, and an Indemnified Person, on the other hand, is, or is reasonably likely to become, a party, such Indemnified Person will have the right to employ separate counsel at the Company's expense and to control its own defense of such action, investigation, claim, or proceeding if, in the reasonable opinion of counsel to such Indemnified Person, a conflict or potential conflict exists between the Company or such Affiliate, on the one hand, and such Indemnified Person, on the other hand, that would make such separate representation advisable; *provided, however*, that in no event will the Company be required to pay fees and expenses under this Section 14.4 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions. The Company will not be liable for any settlement of any action, investigation, claim, or proceeding effected against an Indemnified Party without its written consent, which consent will not be unreasonably withheld, delayed, or conditioned.

14.5 <u>Amendment.</u> The provisions of this Agreement may only be amended or repealed upon a Majority Member Vote.

14.6 <u>Savings Clause.</u> If this Article XIV or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the indemnifying Person shall nevertheless indemnify and hold harmless each Person entitled to be indemnified pursuant to this Article XIV as to reasonable Losses paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article XIV that shall not have been invalidated and to the fullest extent permitted by applicable Law.


ARTICLE XV
CONFIDENTIALITY


15.1 <u>Confidentiality of Information.</u>

(a) No Member, Manager, or Officer shall, and each Member shall cause its Affiliates not to, disclose (except to such Member's, Manager's, or Officer's attorneys, accountants, and representatives who agree to keep such information confidential or are bound by fiduciary or other existing obligations of confidentiality), to any third party, either during his or its association with the Company or continuing thereafter, any Confidential Information of which a Member, Manager, or Officer is or becomes aware. Each Member, Manager, and Officer in possession of Confidential Information shall, and each Member shall cause its Affiliates that are in possession of Confidential Information to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft. Notwithstanding the above, a Member, Manager, or Officer may disclose Confidential

Information to its Affiliates who are made aware of the provisions of this Section 15.1 or to the extent (i) the disclosure is necessary for the Member, Manager, Officer, and/or the Company's agents, representatives, and advisors to fulfill their duties to the Company pursuant to this Agreement and/or other written agreements, (ii) the disclosure is required by Law, Governmental Entity, or the rules of any securities exchange on which securities of the Member or any of its Affiliates is listed (including information required in any filings under the Exchange Act, or the Securities Act in connection with any securities offerings), (iii) such disclosure is made to a Person in connection with a proposed Transfer permitted by this Agreement who has signed an agreement imposing upon such Person restrictions on use and disclosure of the Confidential Information, (iv) the disclosure is made with the consent of all of the other Members, (v) the disclosure relates solely to the tax treatment and structure of the Company and such Member's investment therein; or (vi) the disclosure is made to any lender providing financing to the Company.

(b) If a Member is requested or required to disclose any Confidential Information pursuant to any request of a Governmental Entity or self-regulatory organization, any Law or in any legal proceeding or similar process, then to the extent permitted by Law, such Member shall give the Company prompt written notice of such request or requirement so that the Company may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and to the extent permitted by Law, the Member subject to such request or requirement shall cooperate with the Company to obtain such protective order. If such protective order or other remedy or protection is not obtained, the Member from which the disclosure is sought shall be permitted to disclose such Confidential Information, but shall use reasonable efforts to disclose only that portion of the Confidential Information that is legally requested or required to be disclosed. Notwithstanding the foregoing or anything else to the contrary herein, a Member may disclose, without any liability hereunder, that portion (and only that portion) of the Confidential Information that is requested or required by any Governmental Entity having jurisdiction over the Member or its Affiliates whether in connection with an audit, examination, or otherwise.


ARTICLE XVI
MISCELLANEOUS


16.1 <u>Notices.</u> Except where otherwise specifically provided in this Agreement, all notices, communications, requests, consents, approvals, and statements will be in writing and will be deemed to have been properly given by (a) personal delivery, (b) electronic facsimile transmission, (c) electronic mail, or by (d) nationally recognized overnight courier service, addressed in each case, to the intended recipient set forth below:

if to the Company:

> 420 Harvey Holdings, LLC
> Attention: Edgar Ramon
> Email: edgar@fieldscannabis.com

with a copy (which shall not contribute notice) to:

> Mackewich, PLLC
> Attention: John D. Mackewich, Esq.
> 1001 Woodward Avenue, Suite 05-A117
> Detroit, MI 48226
>
> Email: johnmackewich@mackewich.com

if to any other party, to such party at the address set forth on the books and records of the Company.

Notwithstanding the foregoing, any party, including the Company, may change its notice address for purposes hereof by giving notice of such intended change in accordance with this Section 16.1.

Such notice, request, demand, claim, or other communication will be deemed to have been duly given on (A) the date of personal delivery, (B) the date actually received if by facsimile or electronic mail; or (C) on the third (3rd) Business Day after delivery to a nationally recognized overnight courier service, as the case may be. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

16.2 <u>Successors and Assigns.</u> This Agreement will inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto, subject to the restrictions on transfer set forth in Article IV.

16.3 <u>No Third Party Beneficiaries.</u> Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto, and their respective successors and permitted assigns and the Indemnified Parties, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

16.4 <u>Signatures; Counterparts.</u> This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or facsimile delivered by electronic mail (a "**PDF File**"), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, and without affecting the effectiveness of any previous execution thereof by facsimile or PDF File, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or PDF File to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or PDF File as a defense to the formation of a contract and each such party forever waives any such defense. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement.

16.5 <u>Headings.</u> The headings in this Agreement are for convenience of reference only and will not limit or otherwise affect the meaning hereof.

16.6 <u>Governing Law.</u> This Agreement will be governed by, construed in accordance with, and enforced under, the Laws of the State of Michigan, without regard to the principles of conflicts of Law of such state.

16.7 <u>Jurisdiction, Etc.</u> EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY AGREEMENT OR TRANSACTION CONTEMPLATED HEREBY MAY BE BROUGHT IN THE COURTS OF THE STATE OF MICHIGAN AND HEREBY EXPRESSLY SUBMITS TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURTS FOR THE PURPOSES THEREOF.

16.8 <u>Fees and Expenses.</u> Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement. If any action at Law or in equity is necessary to enforce or interpret the terms of any of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. For purposes of this Section 16.8, "**prevailing party**" means the net winner of an action, claim, or proceeding, taking into account the claims pursued, the claims on which the pursuing party was successful, the amount of money sought, the amount of money awarded, and offsets or counterclaims pursued (successfully or unsuccessfully) by the other party. If a written settlement offer is rejected and the judgment or award finally obtained is equal to or more favorable to the offeror than an offer made in writing to settle, the offeror is deemed to be the prevailing party from the date of the offer forward.

16.9 <u>Power of Attorney.</u> Each of the undersigned Members does hereby constitute and appoint each Manager and liquidator with full power to act without the others (subject to the provisions of Article VI and Article VIII hereof), as such Member's true and lawful representative and attorney in-fact, in such Member's name, place and stead, to make, execute, sign, acknowledge, and deliver or file in such form and substance as is approved by the Board (a) all instruments, documents, and certificates which may from time to time be required by any Law to effectuate, implement, and continue the valid and subsisting existence of the Company, or to qualify or continue the qualification of the Company in the State of Michigan and in all jurisdictions in which the Company may conduct business or own property, and any amendment to, modification to, restatement of, or cancellation of any such instrument, document or certificate, and (b) all conveyances and other instruments, documents, and certificates which may be required to effectuate any provision of this Agreement in accordance with the terms of this Agreement. The powers of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the death, disability, incompetency, bankruptcy, insolvency, or termination of any Member and the Transfer of all or any portion of such Member's Units, and shall extend to such Member's heirs, successors, assigns, and personal representatives.

16.10 <u>Severability</u>. If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof will not be in any way impaired, unless the provisions held invalid, illegal, or unenforceable will substantially impair the benefits of the remaining provisions of this Agreement. The parties hereto further agree to replace such invalid, illegal or unenforceable provision of this Agreement with a valid, legal, and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

16.11 <u>Rules of Construction</u>. The table of contents and headings contained in this Agreement are for reference purposes only and shall not control or affect the meaning or construction of this Agreement. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) "or" is not exclusive and "include," "includes," and "including" are not limiting; (b) "hereof," "hereto," "hereby," "herein," and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) "date hereof" refers to the date of this Agreement; (d) "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase does not mean simply "if"; (e) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (f) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented, and all exhibits, schedules, appendices, or other attachments thereto; (g) references to a Person are also to its permitted successors and assigns; (h) references to an "Article," "Section," "Clause," "Exhibit," or "Schedule" refer to an Article, Section or Clause of, or an Exhibit or Schedule to, this Agreement; (i) words importing the masculine gender include the feminine or neuter, and in each case, vice versa; (j) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, whether such amendment or modification is made, or issuance of such rules or regulations occurs, before, or after the date of this Agreement; and (k) references to monetary amounts are denominated in United States Dollars.

16.12 <u>Entire Agreement</u>. This Agreement, together with the exhibits and schedules hereto, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties, or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

16.13 <u>Further Assurances</u>. Each of the parties will execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any Governmental Entity or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

16.14 <u>Remedies</u>. No remedy herein conferred upon a Member is intended to be exclusive of any other remedy, and each such remedy will be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at Law, or in equity or by statute or otherwise. No failure or delay on the part of any party hereto in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.

16.15 <u>Injunctive and Other Relief</u>. Each party acknowledges and agrees on behalf of itself and its Affiliates that the rights afforded herein are unique and that any violation of this Agreement may cause irreparable injury to the Company or non-breaching party for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each party expressly agrees that, in addition to any other remedies which the Company or non-breaching party may have, the Company and non-breaching party shall be entitled to injunctive or other equitable relief for any breach or threatened breach of any term, provision, or covenant of this Agreement by the breaching party. Nothing contained herein shall prevent or delay the Company or non-breaching party from seeking specific performance or other equitable remedies in the event of any breach or intended breach by any party of such party's obligations hereunder. In addition, the non-breaching party may bring an action on their own or on behalf of the Company against the breaching parties with respect to any breach or bring any action as may be permitted to recover damages on behalf of the Company or the non-breaching party. In any such proceeding or action, the prevailing party or parties shall be entitled to receive from the non-prevailing party or parties, in addition to such other damages and relief as may be awarded, the costs and expenses incurred by it or them in connection with such action, including attorneys' fees.

16.16 <u>Notice to Members of Provisions.</u> By executing this Agreement, each Member acknowledges that it has actual notice of (a) all of the provisions hereof (including, without limitation, the restrictions on Transfer set forth in Article IV) and (b) all of the provisions of the Articles of Organization.

16.18 <u>Obligations of the Members.</u> Each Member's obligations and the obligations of the Company hereunder are subject to the execution and delivery of this Agreement by the other Members. The obligations of each Member will be several and not joint and no Member will be liable or responsible for the acts or omissions of any other Member.

16.19 <u>No Strict Construction.</u> In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement will be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Operating Agreement.

CLASS A COMMON UNIT MEMBERS:

DocuSigned by:
Edgar Ramon
8DFEDB9A7B1343D...
5/18/23

Edgar Ramon — Date

DocuSigned by:
BC9007CC933D44E...
5/18/23

Joanne Ramon — Date

DocuSigned by:
62E54D3BA76A4D3...
5/18/23

Cory Roberts — Date

BOARD OF MANAGERS:

DocuSigned by:
Edgar Ramon
8DFEDB9A7B1343D...
5/18/23

Edgar Ramon, Manager — Date

DocuSigned by:
62E54D3BA76A4D3...
5/18/23

Cory Roberts, Manager — Date

DocuSigned by:
BC9007CC933D44E...
5/18/23

Joanne Ramon, Manager — Date

APPENDIX C: OPERATING AGREEMENT

SCHEDULE A

UNITS AND MEMBERS

Member	Address	Capital Contribution	Class A Common Units	Class B Common Units	Class A Preferred Units	Class B Preferred Units	Percentage Interest
Edgar Ramon		$400.00					40%
Joanne Ramon		$100.00					10%
Cory Roberts		$500.00					50%

APPENDIX C: OPERATING AGREEMENT

EXHIBIT A

INITIAL MANAGERS

Name	Title
Cory Roberts Edgar Ramon Joanne Ramon	Manager

INITIAL OFFICERS

Name	Title
Cory Roberts	Vice President
Edgar Ramon	President and CEO
Joanne Ramon	Secretary